UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009.

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________to_____________

Commission file number 0-10436.

L. B. Foster Company Savings Plan for Bargaining Unit Employees
(Full title of the plan and the address of plan, if different from that of the issuer named below)

L. B. FOSTER COMPANY
415 Holiday Drive
Pittsburgh, PA 15222
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and
Other Financial Information

L. B. Foster Company Savings Plan for
Bargaining Unit Employees
December 31, 2009 and 2008, and the
Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Financial Statements and
Other Financial Information

December 31, 2009 and 2008,
and the Year Ended December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
L. B. Foster Company
Savings Plan for Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of the L. B. Foster Company Savings Plan for Bargaining Unit Employees as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 28, 2010

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value	$1,225,780	$981,415
Participant loans	52,859	59,401
Net assets available for benefits, at fair value	1,278,639	1,040,816

Adjustment from fair value to contract value
for investments in fully benefit-responsive
investment contracts	–	4,543
Net assets available for benefits	$1,278,639	$1,045,359

See accompanying notes

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Investment income:
Interest and dividends	$32,769
Net realized/unrealized appreciation in investment fair value	181,702
Other	1,039
Total investment income	215,510

Contributions:
Employee	79,586
Employer	32,047
Total contributions	111,633
327,143

Deductions
Deductions from net assets attributable to:
Benefit payments	93,225
Administrative expenses	638
93,863
Increase in net assets available for benefits	233,280

Net assets available for benefits, beginning of year	1,045,359
Net assets available for benefits, end of year	$1,278,639

See accompanying notes.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements

December 31, 2009 and 2008

1. Description of Plan

The following brief description of the L. B. Foster Company Savings Plan for Bargaining Unit Employees (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description as amended on May 1, 2007, for more complete information.

General

The Plan is a defined contribution plan extended to union hourly employees of L. B. Foster Company (the Company) who have attained age 18 and are employed at locations specified by the Plan. The L. B. Foster Investment Committee, appointed by the Board of Directors of the Company, serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant may elect to make deferred savings contributions on a pretax basis ranging up to 75% of annual compensation subject to Internal Revenue Code limitations. A participant who elects to make deferred savings contributions of at least 5% can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the deferred savings and voluntary employee contributions does not exceed 100% of the participant’s annual compensation. Participant and company contributions are invested in accordance with participant elections.

Company contributions are made pursuant to the terms of the collective bargaining agreements applicable to the Company’s specific locations. Eligible employees of Spokane, Washington, shall have a company matching contribution of $0.50 for every $1.00 contributed by the employee on the first 4% to 6% of annual compensation, based upon years of service, as defined by the Plan. Eligible employees of the Bedford, Pennsylvania, facility shall have a company matching contribution of $0.50 for every $1.00 contributed by the employee, up to the first 5% of the employee’s compensation. Matching contributions will only be made if the employee contributes to the Plan. The Company’s contributions may be reduced by accumulated forfeitures. During the year ended December 31, 2009, the Company utilized forfeitures of $682 to offset company contributions. At December 31, 2009, no forfeitures were available to reduce future company contributions. At December 31, 2008, forfeitures of $682 were available to reduce future company contributions.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions, and (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants are 100% vested in the Company’s contributions after three years of eligible service or attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year distribution occurs and that the participant has completed at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash, and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.

Withdrawals

In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account attributable to deferred savings contributions and related earnings. The Plan also allows for age 59½ in-service withdrawals of any portion or all of the participant’s vested account balance.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participants’ Accounts

Each participant’s account is credited with the participant’s pretax and voluntary contributions, the participant’s allocable share of company contributions, and related earnings of the funds. Participants’ accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans

A participant may obtain a loan from the vested portion of their account. The loan proceeds (subject to a minimum of $1,000 and a maximum of $50,000) are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loan carries a reasonable interest rate as determined by the Plan Sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Loans receivable from participants are valued at cost which approximates fair value.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the investments of the Plan are concentrated in mutual funds primarily consisting of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Investments

For the year ended December 31, 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

		Net Realized/
		Unrealized
	Fair Market	Appreciation
	Value	(Depreciation)

Fidelity Investments:
Government Income Fund	$163,176	$(8,261)
Equity Income	462	39
Balanced Fund	121,548	23,775
Value Fund	477	54
International Discovery Fund	33	–
Low Price Stock Fund	50	1
Retirement Government Money Market Fund	134,511	–
Spartan U.S. Equity Index Fund	157,220	30,804
Freedom Income Fund	8,253	792
Freedom 2000	1,150	129
Freedom 2005	1,493	193
Freedom 2010	22,733	4,077
Freedom 2015	–	5
Freedom 2020	61,049	12,355
Freedom 2025	414	7
Freedom 2030	34,684	7,023
Freedom 2035	65,879	13,373
Freedom 2040	27,312	5,465
Freedom 2045	610	7
Mutual Shares Class A	168,354	31,613
PIMCO Total Return Fund	49	(1)
Allianz NFJ Small Cap Value Fund	66	–
Davis NY Venture Fund	255,073	60,240
L. B. Foster Company Stock Fund	145	12
L. B. Foster Company Stock Purchase Account	1,039	–
	$1,225,780	$181,702

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of investments representing 5% or more of the Plan’s net assets at December 31, 2009 and 2008, follows:

	2009	2008
Fidelity Investments:
Government Income Fund	$163,176	$156,537
Retirement Government Money Market Fund	134,511	86,894
Spartan U.S. Equity Index Fund	157,220	162,974
Freedom 2035	65,879	15,854
Balanced Fund	121,548	88,112
Mutual Shares Class A	168,354	146,259
Davis NY Venture Fund	255,073	212,356

4. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

5. Transactions With Parties in Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received for an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

Investments included in the statements of net assets available for benefits in mutual funds totaling $1,224,596 and in the Company’s common stock funds of $1,184 are stated at fair value as of December 31, 2009. These investments are based upon daily unadjusted quoted prices and, therefore, are considered Level 1.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

7. Fair Value Measurements (continued)

Participant loans are valued at amortized cost, which approximates fair value, and are considered Level 3, and a summary of changes in the fair value for the year ended December 31, 2009, follows:

Balance, beginning of year	$59,401
Issuances	19,240
Repayments and distributions	(25,782)
Balance, end of year	$52,859

8. Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008:

Net assets available for benefits per the financial statements	$1,045,359
Adjustment to report collective trust fund at fair value	(4,543)
Net assets available for benefits per the Form 5500	$1,040,816

Other Financial Information

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

EIN #25-1324733 Plan #014

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2009

			Fair
Identity of Issue, Borrower,		Shares	Market
Lessor, or Similar Party	Description of Investment	Held	Value

Fidelity Investments*:
Government Income Fund	Government obligations	15,705	$163,176
Equity Income	Equity income fund	12	462
Balanced Fund	Equities	7,430	121,548
Value Fund	Equities	8	477
International Discovery Fund	Equities	1	33
Low Price Stock Fund	Equities	2	50
Retirement Government Money	Government obligations,
Market Fund	money market securities	134,511	134,511
Spartan U.S. Equity Index Fund	Equities	3,987	157,220
Freedom Income Fund	Equity funds, fixed income funds	768	8,253
Freedom 2000	Equity funds, fixed income funds	101	1,150
Freedom 2005	Equity funds, fixed income funds	149	1,493
Freedom 2010	Equity funds, fixed income funds	1,817	22,733
Freedom 2020	Equity funds, fixed income funds	4,864	61,049
Freedom 2025	Equity funds, fixed income funds	40	414
Freedom 2030	Equity funds, fixed income funds	2,799	34,684
Freedom 2035	Equity funds, fixed income funds	6,421	65,879
Freedom 2040	Equity funds, fixed income funds	3,815	27,312
Freedom 2045	Equity funds, fixed income funds	72	610
Mutual Shares Class A	Equities	8,833	168,354
PIMCO Total Return Fund	Fixed income securities	5	49
Allianz NFJ Small Cap Value Fund	Equities	3	66
Davis NY Venture Fund	Equities	8,233	255,073
			1,224,596

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

EIN #25-1324733 Plan #014

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

			Fair
Identity of Issue, Borrower,		Shares	Market
Lessor, or Similar Party	Description of Investment	Held	Value

L. B. Foster Company*:
Stock Fund	Common stock	5	145
Stock Purchase Account	Money market securities	–	1,039
			1,184
			1,225,780

Outstanding participant loans*	Participant loans, interest rates
	ranging from 4.25% to 9.50%,
	various maturities ranging from
	one year to ten years		52,859
			$1,278,639

*Party in interest

EXHIBIT INDEX

Exhibit 23.1                      Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. Foster Company Savings Plan for Bargaining Unit Employees
(Name of Plan)

Date:  June 28, 2010

/s/ David J. Russo
David J. Russo
Senior Vice President,
Chief Financial and Accounting Officer and Treasurer